Exhibit 99.1

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,
India.

CIN : L85195TG1984PLC004507

Tel      : +91 40 4900 2900

Fax     : +91 40 4900 2999

Email : mail@drreddys.com

www.drreddys.com

January 30, 2023

National Stock Exchange of India Ltd. (Stock Code: DRREDDY-EQ)

BSE Limited (Stock Code: 500124)

New York Stock Exchange Inc. (Stock Code: RDY)

NSE IFSC Ltd. (Stock Code: DRREDDY)

Dear Sir/ Madam,

Sub: Transcript of the Earnings call conducted on January 25, 2023

Pursuant to Regulation 30 of Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, please find enclosed the transcript of the Earnings call for the quarter ended December 31, 2022, conducted on January 25, 2023. Also please note that this transcript of the call has been uploaded on our website.

The weblink to access it:

https://www.drreddys.com/investors/governance/committees-of-the-board/#investor-meet

This is for your information.

Thanking you

Yours faithfully,

For Dr. Reddy’s Laboratories Limited

/s/ K Randhir Singh
K Randhir Singh
Company Secretary, Compliance Officer & Head-CSR

Dr. Reddys Laboratories Limited

Q3 FY23 Earnings Conference Call

January 25, 2023

Dr. Reddys Laboratories Limited

January 25, 2023

Moderator:

Ladies and gentlemen, good day, and welcome to Dr. Reddy's Laboratories Limited Q3 FY '23 Earnings Conference Call. As a reminder, all participant lines will be in the listen-only mode and there will be an opportunity for you to ask questions after the presentation concludes. Should you need assistance during this conference call, please signal an operator by pressing star then zero on your touchtone phone. Please note that this conference is being recorded.

I now hand the conference over to Ms. Richa Periwal. Thank you, and over to you, ma'am.

Richa Periwal:

Thank you. A very good morning, and good evening to all of you, and thank you for joining us today for the Dr. Reddy's Earnings Conference Call for the quarter ended December 31, 2022. Earlier during the day, we have released our results and the same are also posted on our website. This call is being recorded, and the playback and transcript shall be made available on our website soon. All the discussion and analysis of this call will be based on the IFRS consolidated financial statements.

To discuss the business performance and outlook, we have the leadership team of Dr. Reddy's comprising Mr. Erez Israeli, our CEO; Mr. Parag Agarwal, our CFO; and the Investor Relations team. Please note that today's call is a copyrighted material of Dr. Reddy's and cannot be rebroadcasted or attributed in press or media outlets without the company's expressed written consent. Before I proceed with the call, I would like to remind everyone that the safe harbor contained in today's press release also pertains to this conference call.

Now, I hand over the call to Mr. Parag Agarwal. Over to you, Parag.

Parag Agarwal:

Thank you, Richa, and greetings to all, and wishing you all a very happy New Year. I'm pleased to take you through our financial performance for the quarter. For this section, all the amounts are translated into US dollars at a convenience translation rate of INR 82.72, which is the rate as of December 30, 2022. This is yet another quarter with a strong all round financial performance reflected in highest ever sales and profits and strong free cash flow. Consolidated revenue for the quarter stood at INR 6,770 crores that is US $818 million and grew by 27% year-on-year basis and by 7% on a sequential quarter basis. The performance was supported by healthy growth across our businesses with contributions from both base business and new product launches.

Consolidated gross profit margin for this quarter stood at 59.2%, an increase of 545 basis points over previous year and 15 basis points sequentially. On a year-on-year basis, the gross margins were mainly aided by an increase in contribution from new products and favorable product mix. Gross margin for the global generics and the PSAI business were at 64.6% and 18.2%, respectively for the quarter. In line with our expectations, PSAI gross margins have rebounded compared to the last quarter.

The SG&A spend for the quarter is INR 1,798 crores, that is US $217 million, an increase of 17% year-on-year and 9% quarter-on-quarter. The expense in the current quarter reflects an increase in investments, certain one-off expenses and an impact of the forex rate. As a percentage to sales, our SG&A has been at 26.6%, which is lower by 240 basis points year-on-year and marginally higher by 30 basis points sequentially. The R&D spend for the quarter is INR 482 crores, that is US $58 million and is at 7.1% of sales. We have been making good progress on our R&D pipeline in line with our business strategy. We continue to drive productivity across our businesses while also making investments to strengthen the product pipeline and capability development in marketing, digitalization and people, including for the Horizon 2 initiatives.

Dr. Reddys Laboratories Limited

January 25, 2023

The net finance expense for the quarter is INR 14 crores that is US $2 million. The EBITDA for the quarter is INR 1,966 crores that is US $238 million, and the EBITDA margin is strong at 29%. Our profit before tax stood at INR 1,635 crores, that is US $198 million, which is a growth of 68% year-on-year and a growth of 1% quarter-on-quarter. Effective tax rate for the quarter has been at 23.7%. We expect our normal ETR to be in the range of 25% to 26%.

Profit after tax for the quarter stood at INR 1,247 crores that is US $151 million. Reported EPS for the quarter is INR 74.95. Operating working capital decreased by INR 490 crores, which is US $59 million, against that on September 30, 2022. The decrease is majorly due to higher collection of receivables and some increase in payables.

Our capital investment during the quarter stood at INR 292 crores, which is US $35 million. We generated healthy free cash flow during the quarter of INR 1,975 crores, which is US $239 million. Consequently, we had a net cash surplus of INR 3,401 crores that is US $411 million as at the end of the quarter.

As of 31st December 2022, foreign currency cash flow hedges in the form of derivatives for the US dollar are approximately US $351 million, largely hedged around the range of INR 80.3 to INR 83.3 to the dollar, Ruble 2,975 million at the rate of INR 0.9661 to the Ruble, AUD 1.8 million at the rate of INR 56.20 to Australian dollar, and South African Rand 34 million at the rate of INR 4.81 to South African Rand maturing in the next 12 months.

With this, I now request Erez to take us through the key business highlights.

Erez Israeli:

Thank you, Parag. Good morning, and good evening to everyone. I hope you and your loved ones are keeping well. I am glad to report that we continued with strong financial performance in the current quarter as well with record sales, profits and cash flow generation. We made good progress in our productivity journey which allows us to remain competitive and grow in our markets. We have been able to identify several new business opportunities, which we refer to as Horizon 2 businesses, and have started building these. We have also made good progress against most of our ESG goals.

Let me share with you some of the key highlights of the current quarter:

1. Strong revenue growth driven by continued traction in US and Russia markets
2. High cash generation leading to net cash surplus of more than $ 400 mn at the end of quarter
3. Significant progress made for Biosimilars:
a. Completion of Phase 3 clinical studies for Rituximab, and b. Completion of Phase 1 clinical studies for Tocilizumab

Let me cover business wise key highlights in a bit more detail. Please note that all references to the numbers in these sections are in respective local currencies.

Dr. Reddys Laboratories Limited

January 25, 2023

Our North America generics business recorded sales of $ 375 million for the quarter, with a strong growth of 51% year-over-year and 7% on a sequential basis. Sequentially, the sales continued to grow in the US market with a positive traction seen in both base business and recent launches including Sorafenib, Sapropterin hydrochloride and Lenalidomide capsules. While the contribution from Lenalidomide capsules may fluctuate from quarter-to-quarter, we expect it to remain meaningful over the next few quarters. In this quarter, we launched five new products and expect the launch momentum to continue during balance of the year.

Our Europe business recorded sales of €51 million this quarter with a year-on-year growth of 8% and a sequential quarter decline of 2%. During the quarter, we launched eleven new products across various countries within Europe. We expect to continue with the growth momentum in the rest of FY23.

Our Emerging markets business recorded sales of Rs.1,310 crores with a year-on-year growth of 14% and a sequential growth of 7%. Within the emerging market segment, the Russia business grew by 29% on year-on-year basis and 8% on quarter-to-quarter basis in constant currency. This strong growth was supported by higher sales of biosimilar products in Russia. During the quarter, we launched 29 new products across various countries of the emerging market. We expect this business to continue the growth momentum during balance of the year.

Our India business recorded sales of Rs.1,127 crores with a year-over-year growth of 10% and a sequential decline of 2%. During the quarter, we launched two new products in the Indian market. We are creating several growth engines for India business for both Horizon 1 and Horizon 2, which includes ramping up internal portfolio, collaborations, innovation and inorganic opportunities.

Our PSAI business recorded sales of $ 95 million with a year-over-year decline of 2%, however a strong growth of 18% on a sequential quarter basis, contributed by an improvement in the volume pickup. This business is starting to show signs of recovery and we expect this momentum to continue in the coming quarters as well.

We are progressing well on our pipeline products. The number of filings in several of our key markets have been improving. The ANDA and DMF filings are expected to significantly improve during Q4. We are evaluating several inorganic opportunities across businesses in line with our strategy. We believe, all of these will lead to several growth opportunities for us both in the short term and long term. I am confident that we will be able to continue the growth momentum supported by our strong cash position, focused management team and robust governance and processes.

With this, I would like to open the floor for questions-and-answers.

Moderator:	The first question is from the line of Kunal Dhamesha from Macquarie Group.

Kunal Dhamesha:	So the first question on Revlimid. I think I missed your comment where you said the Revlimid revenue could kind of fluctuate on a quarter-to-quarter basis. But is there any kind of outlook that you are providing for, let's say, quarter four and FY '24 — in terms of the quantum, relative quantum vis-a-vis quarter two and quarter three what we have seen?

Dr. Reddys Laboratories Limited

January 25, 2023

Erez Israeli:	So we cannot share as its part of the agreements that we have. But that's what I said, what will determine the size of the opportunities, of course, is the timing of the orders that will come from the customers. That may vary from a month-to-month or quarter-to-quarter. But overall, it's -the product will continue to be meaningfully contributing to our business. And we are very confident about it.

Kunal Dhamesha:	And is it kind of fair enough to assume that the contribution is expected to increase next year?

Erez Israeli:	We cannot share guidance in this respect, because it's part of the agreement. That's why I'm sharing what I'm able to share at this stage.

Kunal Dhamesha:	And second question on — while we have shared that our capital deployment priority is kind of India followed by the branded markets and likewise. But I think we are generating significant cash flow and we have not seen any activity on that front. So is there a basic time line which you are looking at to deploy this cash or else we are considering any other option to about returning this to shareholders?

Erez Israeli:

We are engaging in the multiple business opportunities and naturally we'll be able to share that when we'll sign the deals. Like we discussed in the past, we knew that this is coming, and we knew the type of capital that we are going to create. So for us, it's well within our plans and our strategic plans. The priorities will continue to be similar to what we have discussed in the past.

We want to engage in the business development, which is not a shopping spree or big deals, but rather complementary deals that will enable our strategy and create capability of brands that we don't have or areas in which we can create more meaningful contribution to our stakeholders, customers etc. The second is to continue to invest in both Horizon 1 and Horizon 2 in capex and R&D. That's the use of the money. We believe that we will have a good use for it.

Moderator:	Next question is from the line of Damayanti Kerai from HSBC.

Damayanti Kerai:	My question is on India business. So although on a year-on basis, you have seen good growth, healthy growth, but sequentially, it has declined. And what we have seen in some market database is that Dr. Reddy’s growth has been lagging against the broader market growth. So how should we see growth outlook for your India piece given it's one of the most important segment for you? And what will be key growth drivers from here on?

Erez Israeli:	The main growth will come from investment in differentiated products and the specialty products and collaborations that we are working. So we are planning to introduce a lot of innovation in India, and we are building it. In addition to that, we will continue to focus on the brands that we believe can contribute in short terms but much more in the long term. And we will continue also to invest in the capabilities to market it in the most productive manner using all the relevant digital tools and the ability to maximize the return on the investment.

Dr. Reddys Laboratories Limited

January 25, 2023

We are going to see also in India continued divestitures of the brands that we are not planning to invest behind. If we believe that the returns that will come from those divestitures will be more than what we will get if we continue to market it. So in that respect, we are well within our strategy. And maybe the results here and there will fluctuate, in terms of brands, but overall I'm very confident that we will be among top five as per the target that we shared with you long back.

Damayanti Kerai:	And in the acquired Wockhardt portfolio, which you have done some time back, are the regions in line with your initial expectations? Or do you think you have further headroom to see better sales for some of the top brands.

Erez Israeli:	The Wockhardt products sales are now serving us very well. I'm very happy with this acquisition. It's already exceeded our expectations.

Damayanti Kerai:	And my last question is on Russia business. So this has been very strong quarter, which you mentioned there were biosimilars, which contributed. So should we assume this to be sustainable sales? Or the sales driven by some onetime pickup and we might see moderation from here on?

Erez Israeli:	Russia will continue to do — to be strong for us. Quarter-wise, it will fluctuate. This quarter, it's a timing of the bids with the government on biosimilars, for example. So unlikely that we will see that in the other quarter. So it will fluctuate, but overall, we are going to see, in the local currency, growth. And as related to the protection of the Ruble, but I think we have a very — like we proved this year, we have a very good protection on the Ruble itself. So we are — I'm optimistic — even with the scenarios that there would be a significant devaluation of Ruble.

Moderator:	Next question is from the line of Surya Patra from PhillipCapital.

Surya Patra:	Yes. Thanks for the greater of numbers. Just on the Revlimid side, if you could share something more on the kind of a visibility in terms of like it seems that first two quarters — in the last two quarters, whatever number that we would have generated, it seems that we have already achieved around 5% or mid-single-digit kind of volume hit in the product opportunity. So considering that, is it fair to think that fourth quarter and first quarter possibly could be a relatively lower number that we could see from Revlimid.

Erez Israeli:	I cannot share any numbers about the product, sorry.

Surya Patra:	But sir, could you give some sense about, let's say, in terms of the volumes, whatever that is fixed for the first year, how different the volume share number would be for second year?

Erez Israeli:	Again, it's not because I would love to share but I can't. We have an agreement, and I have to honor the agreement. So please bear with me on that.

Surya Patra:	Then sir, the extended question relating to this that, see the cash flow generation, what we are witnessing. So considering that, so the new term priorities, could you share the near-term priorities that you would be having? Because what I have seen that you have already indicated that you are likely to be — or you are likely to remain active in terms of inorganic growth, as well as the R&D spend also, right?

Dr. Reddys Laboratories Limited

January 25, 2023

If I see, it has just moved on along with the kind of a ramp up in the revenues. So considering these two things, what priorities that would be there for us in the next 12 to 15 months or 18 months period going ahead?

Erez Israeli:

So as we discussed in the past, our priority is a productivity in the short term. So it needs to grow what we call Horizon 1, which is meaning the current business that we have including investment in those productivity investment in our portfolio, in the ability to get some of those complex generic faster to the market, some of those biosimilars faster to the market. As well in Horizon 2, building those new businesses that will give us the growth in the future.

As we shared in the past, we assumed that we will be able to generate enough cash and enough profit to finance for those activities. And so far, it is going well for us. The extra cash that we will have, we will use for business development and for investment in capabilities in the business, especially digitalization, automation and artificial intelligence.

And in line of what we have discussed, so I'd say the old guidance remain the same. We are comfortable on a long-term basis with the 25% EBITDA, 25% ROCE, double-digit growth and no debt. This continues to be the guidance that from time to time, we'll be above it like this year. From time to time, we'll be below it, like some couple of quarters ago. But overall, I think it will allow us to be both to be a very healthy company and to grow very, very well. And we have a potential upside even to exceed these numbers. But so far, we are very much into that. That makes up for quarter-to-quarter, but if you see our record for the last few years, we are very much where we said we are going to be.

Surya Patra:	So then the revenue — US revenue, excluding Revlimid, if you consider, we have seen this year as a kind of a — we, although we maintained the revenue run rate, excluding Revlimid. But there were challenges and a couple of our key products also witnessed competition from others, largely from Indian players only. So for this revenue, please, could you give some sense that, okay, next year, what is the visibility that you are having? Are you likely to see the sustained competition and all that impacting the business or some sense about growth that if you can indicate for the US business, excluding Revlimid?

Erez Israeli:

Next, in FY '24, we are planning to launch at least 30 products, give or take. And we are planning to continue the growth that we saw in the last couple of years. So we indicated that we believe that a baseline of 6%, not 6%, single-digit growth, 6% was the past, single-digit growth will likely to happen and maybe more than that. And from time-to-time, we'll have a product or products that will create much better growth than that like happened to us in the last couple of months. And those products at a certain point time also will go down and others would have replaced it.

So overall, the trend is growth. In addition to that, we believe that once Horizon 2 will kick in, also the US will grow in double-digit, but this is in the later stage towards five, six, seven years from now. So now it may fluctuate because of price erosion, it comes to predict that market share it has to predict. So unfortunately, I cannot — I don't know what will be quarter-on-quarter, but absolutely, we are planning to grow in the United States.

Dr. Reddys Laboratories Limited

January 25, 2023

Surya Patra:	And is it fair to believe sir, the next year we will see a kind of a meaningful ramp-up in the kind of a spend towards Horizon 2 plans, growth plans versus current year?

Erez Israeli:	We don't like to ramp up spend. We are planning to spend in a very disciplined manner in accordance to our growth. At the time, we indicated that we are going to have more expenses both in the SG&A as well as the R&D. But within the rates of profitability that I mentioned in the past, so we will be able with our growth and our cash to finance the investment, it will not be extra.

Moderator:	Next question is from the line of Prakash Agarwal from Axis Capital.

Prakash Agarwal:	Just wanted to understand one is the industry level question. So we've been seeing a lot of US FDA issues going to the next level. And we've been hearing that there is a volume distribution that is happening to the large Indian and global players in the US generic side. Are we seeing that happening to us also? Are we getting some volumes for our base business? Would that be correct understanding?

Erez Israeli:	We do have a growth in volumes. I cannot attribute necessarily to that. The growth at the case we are facing is from activities that we initiated primarily. Naturally, we are watching carefully, all the results of all the inspections that are happening in India and outside of India. So far, for us, knock on wood, all our plants are operating and in full compliance.

Prakash Agarwal:	And with that kind of volume gain, etc, do you think there is some improvement in pricing on base business? Or it still remains mid to high single digit for the base portfolio?

Erez Israeli:	I'm not aware of any, let's say, special phenomenon. I can indicate both on price or qualities, as related to that.

Prakash Agarwal:	It means similar range of...

Erez Israeli:	Maybe marginal, maybe.

Prakash Agarwal:	So would it be fair to say that the incremental growth, you had some approvals and launches for sure. But with the price erosion, it nets off and the incremental sales momentum is coming from this product itself?

Erez Israeli:	I believe that growth is coming because we are giving better service to our customers and they appreciate it.

Prakash Agarwal:	And last one on the capital allocation. We have seen some companies being successful in late stage innovator led programs. Are we thinking about it or in the past, we had done 505(b)(2), and then we move to self-sustaining and selling those assets. So what is the plan for both these? I mean if there is any plan on both these strategies?

Dr. Reddys Laboratories Limited

January 25, 2023

Erez Israeli:	We are not planning to come back to the 505(b)(2). We worked hard to get out. Horizon 2 contains activities that are differentiated by design. So, we are talking about 11 spaces in India and a couple of spaces outside of India, emerging market, Europe, as well as the United States. We do have NCE as part of our Aurigene discovery, especially in the area of cancer. We do have activities in cell-gene therapy, in therapeutic management, in OTC, in nutraceuticals as well as in the other innovation of go-to-market. This is part of the Horizon 2 that we shared, but not 505(b)(2).

Moderator:	Next question is from the line of Sameer Baisiwala from Morgan Stanley.

Sameer Baisiwala:	First question is on government grant. It looks like in 3Q you did INR 43 crores, in first half some INR 240 crores odd. So I guess your product mix is not changing that much. So what's driving this?

Parag Agarwal:	So the grant, this — obviously, we filed the applications as per the government scheme, Sameer, and it depends on the eligibility of the products and the sales that we are making. So depending on the underlying numbers, the grant is recognized. So it's obviously something that will continue, but we'll fluctuate from one quarter to another.

Sameer Baisiwala:	So, fair enough. I get that. But is the product mix changed so much? The products which were eligible, you didn't do those sales in three...

Parag Agarwal:	Yes, product mix changes. And the sales level of various products also changes. So that determines the incentive.

Sameer Baisiwala:	And the second question is on biosimilars. You clearly have focus on that. But if I look at your pipeline, I mean, first of all, good job on Rituxan for Phase III. But to succeed in this market, you need good 5, 10 products, a fairly vibrant pipeline, several products in Phase III type of a situation. So can you talk a bit about it, how will you make a mark in this space?

Erez Israeli:

If you recall, we decided at that time to skip the products that will be with the patent expiration until 2027, because we felt that we will be late to the market. And we have a pretty robust portfolio for the patent if that is after that, even larger number of what you just said. We kept rituximab as it was already there, we are already selling it in 27 countries. And by having the USFDA approval, this will allow us to sell it in many more countries, and we have also agreement with a third party in the US market.

Rituximab also will bring the USFDA, and we will be able to prove the relevant site from GMP point of view. So to your question, we are committed. We are committed to even larger number of molecules than that. And over time, we are going to see it. And in accordance to the relevant date that we need to launch the product, but we're absolutely going to play biosimilars to be a significant player, especially in emerging markets.

Sameer Baisiwala:	And one final one is on icosapent. It’s been sometime that we are stable at 14%, 15% market share. So what's the outlook on this?

Dr. Reddys Laboratories Limited

January 25, 2023

Erez Israeli:	We'll continue to try our best to gain as much market share as possible. It fluctuates according to decisions of customers.

Sameer Baisiwala:	It's not about supply chain or raw material issue?

Erez Israeli:	No issues. This was told, I think a year ago.

Moderator:	Next question is from the line of Kunal Dhamesha from Macquarie Group.

Kunal Dhamesha:	So, I think, on the biosimilar products that we have got a good trial data, etcetera. Do we have the existing capacity, which can support, let's say, clear market share in this product? Or would we need to invest more? And if yes, would it be the same facility where you would seek expansion, or it would be a greenfield facility?

Erez Israeli:	We are investing in capacity for the last 5 years and continue to invest, and you are invited to see our facilities in Bachupally and are growing every year. Yes, we have enough capacity to capture market share globally.

Kunal Dhamesha:	And what would be our current biologics capacity, reacted capacity in total in terms of kiloliters? And the gross block related to it?

Erez Israeli:	I don't remember the kiloliters, but we can produce let's say, many, many hundreds of kilos, we can.

Kunal Dhamesha:	And in terms of our cost structure, would you have benchmarked our cost of production versus, let's say, Korean and Chinese player? And where we stand versus them?

Erez Israeli:	We believe that we are very competitive in terms of cost structure and part of it is because the technology we are using, part of it is the accretion that we have on the product itself and part of it is the fact that we are in India and leveraging the economy of India.

Moderator:	Next question is from the line of Prashant Nair from Ambit Capital.

Prashant Nair	My question is on the PSAI business. So we've seen the recoveries here. I mean is it fair to assume that the disruption in this business is behind us and there is — this will continue to normalize as we go forward. And the second question is on the gross margin side again. This used to be the mid-20, mid-20% gross margin business in the past. Can you still get to those levels? Or would it settle a bit lower?

Erez Israeli:	I believe that we should go there. And we are in the right direction to be there. And I also believe that the challenges that we faced in the last 18 months or so are behind us. And like I mentioned, we do see a very good sign of recovery. There is still room for improvement also on that side, which I believe that we will achieve.

Moderator:	Next question is from the line of Saion Mukherjee from Nomura.

Dr. Reddys Laboratories Limited

January 25, 2023

Saion Mukherjee:	Erez, can you update us on China filing and how the business is doing? And when do you expect meaningful traction in revenues?

Erez Israeli:	So we continue with the process. It's going well. Amit, can help me, but I think we also bought 14 or 15 products...

Amit Agarwal:

Yes, every year now, Saion, we have started filing more than double-digit — double-digit filings have started. As we speak, we have about 20 filings pending approval. And in the next few years, so going by this run rate obviously, there will be 40 - 50 over the next three, four years. So typically, after filing, it takes 18 to 24 months for a product to get approved. So last year, we got like approval for four products.

This year, we expect similar run rate and going forward, even it to become better and better. So all I think statistics are working as we have expected, and the sales also should start picking up faster. So we are already growing in double-digit, but that can start growing faster, maybe somewhere second half of '24, '25 onwards.

Saion Mukherjee:	Second half FY '24, okay.

Erez Israeli:	FY '24, we should see growth, FY '25 even more.

Saion Mukherjee:	And it is also on Russia, I mean, how — I mean, I know this quarter is good. You had biosimilar contract. But in general, the market dynamics, are you seeing more traction for Indian companies in terms of procurement by the government or market demand in general? I'm just looking at how should we think about constant currency growth in Russia from a slightly longer-term perspective, maybe over the next couple of years?

Erez Israeli:	I don't see anything special as related to company or country. And everybody in that respect to my opinion, are waiting to see how events will unfold in the country. And to the best of my analysis, people did not leave the market as of yet. And so it's not a growth that's coming because others are leaving. It's a real growth that's coming from the consumption of people. So< the way we are looking at it as part of our products are OTC, which have seasonality to themThe biologics have a different seasonality that are related to the timing that the government is procuring it. And the Rx product are very much having the same demand over the years. So far, it's behaving very normal to what we see and the growth is attributed primarily to our productivity and not to external events.

Saion Mukherjee:	And sir, one last question, if I can. For India, adjusted for the acquisitions, Cidmus, etcetera, can you share how the organic growth has been? And I think a couple of quarters back, you indicated Cidmus to be a big drag on your gross margins. Now with the patent off, how should we think about the situation on that product?

Erez Israeli:	So this product will be profitable for us. The cost structure will be better in the future. And the brand is well accepted by the community. It's actually number one in the future, as we speak. And we are going to continue to see growth in India in all the places, which we are focusing.

Dr. Reddys Laboratories Limited

January 25, 2023

So like we indicated, I'm expecting India to continue to be double-digit growth also in the future. And on top of it, we will see both inorganic move, investment in collaborations and divestures. So all of these movements will happen in India also in the near future as well as the longer term.

Saion Mukherjee:	And can you share the growth number adjusted for acquisition and divestments, just to understand the organic growth in India this quarter?

Parag Agarwal:	Saion, we look at the entire business as a portfolio. So we don't analyze including and excluding acquisitions. I think overall, we have reported a growth of 10%. As Erez said, we are confident that we will be able to continue to drive growth in India, given the various growth levers.

Moderator:	Next question is from the line of Smit from RDA.

Smit:	Is Amitiza still make an opportunity for us as sales are declining and few companies have already discontinued the product.

Parag Agarwal:	Sorry, voice is not clear. Can you repeat that question?

Smit:	Is Amitiza still meaningful product for us? As sales are declining —? Hello?

Amit Agarwal:	Which product sales are declining?

Smit:	Amitiza

Erez Israeli:	The voice is breaking, so we cannot get the question. Can you repeat please?

Smit:	Is Amitiza, still meaningful opportunity for us as sales are declining and few companies have already discontinued the product?

Amit Agarwal:	Yes. So we have launched this product in US, I think in quarter one. I think there are a significant number of players, if I'm not wrong, about 8 to 10 players at launch. And the price erosion, I think, has been fairly decent. So, we are having a decent sale, but it's not a very large product for us. In terms of market share, we are doing good.

Smit:	Okay. So my other question is on Celevida?

Erez Israeli:	Celevida?

Smit:	Yes.

Erez Israeli:	Is it Celevida?

Smit:	Celevida.

Moderator:	Sorry to interrupt you. Smit may I request you to speak through the handset, please? Your voice is not coming clear.

Smit:	Okay. I will turn back to queue.

Dr. Reddys Laboratories Limited

January 25, 2023

Moderator:	Next question is frm the line of Prakash Agarwal from Axis Capital.

Prakash Agarwal:	Yes. I just quickly follow-up. Just trying to understand the smaller strengths where we had exclusivity, when is the competition expected to come for Revlimid?

Parag Agarwal:	The voice is breaking up. Something is wrong to the line. We can't hear you well.

Erez Israeli:	Can you repeat the question, please?

Prakash Agarwal:	Sure, sir. Am I audible now?

Erez Israeli:	Yes, please.

Prakash Agarwal:	Yes, I'm just trying to understand when are we expecting competition on the smaller strengths for Revlimid, where we have exclusivity?

Erez Israeli:	We had exclusivity for 180 days. So therefore, day-181 probably people will come.

Prakash Agarwal:	And would that be a decent meaningful contributor to the run rate or whatever run rate we are doing on the Revlimid sales or these are the small shares?

Richa Periwal:	Your voice is breaking. Could you just repeat the question again, please?

Prakash Agarwal:	I'm asking, would there be a meaningful contribution in the overall sales Revlimid or US sales? Or is it a small share?

Erez Israeli:	I cannot share the information per SKU. Like I mentioned before, indeed, exclusivity will go in some period of time and the product will continue to be meaningful to us. Sorry that I cannot share. I understand.

Prakash Agarwal:	Sure. No. If you can repeat what you said, it will continue to grow.

Erez Israeli:	It will continue to be meaningful for the Dr. Reddy’s. That's what I said.

Moderator:	Next question is from the line of Rahul from IIFL Securities.

Rahul:	Sir, can you provide an update with respect to some of these complex US generic assets, which you had disclosed during your analyst meet last year. So when do you expect launches for these complex assets to begin for us in the US market, given one of your peers recently indicated that market formation has begun for a product, Regadenoson?

Amit Agarwal:	Yes. Rahul, we also have approval of this product. So, I think, it is linked to the IP. So as it allows us, we have a settlement also with the innovator. So as per the settlement terms, we will be able to launch.

Erez Israeli:	And for your broader questions, we are very much on track of what we shared. And also, we are planning to launch complex products that was not shared in that meeting. So the pipeline of complex product is a robust and getting better.

Dr. Reddys Laboratories Limited

January 25, 2023

Rahul Jeewani:	So any timelines which you can share in terms of products like octreotide or liraglutide or teriparatide. When do you expect these launches to begin? So would these launches be over the next 12- to 18-month period or beyond that?

Amit Agarwal:	No, specific timelines we're not sharing, Rahul. So some of these products we have filed, some of these products are under development. And obviously, the launch is linked to both IP scenario as well as we are being able to secure the approval. So while some of these should start coming to the market maybe FY '25, FY '26 onwards. But that is what we believe, we do not have any firm timelines because all these are linked to both approval and IP.

Rahul Jeewani:	And this mid-single-digit growth, which you are talking about the US portfolio on ex. Revlimid basis. So that essentially will be driven by these 25, 30 launches which you are talking about?

Erez Israeli:	Again, I know you are working with and without the product. We are not looking at it in this way. And by the time that the price erosion will come to this product, it will naturally be out of the base. So we are not looking at the markets with and without. And absolutely, these products that we mentioned will be part of the journey of the growth in the United States. And from time-to-time, because of the nature of such a product, we will see blips that will be much more than the single digit that we discussed. So we are reiterating that we will see a growth on the continuous basis. And from time-to-time, we will see upside.

Moderator:	Next question is from the line of Shyam Srinivasan from Goldman Sachs.

Shyam Srinivasan:	Just the first one is on this recent launch by Amazon in the US for this Rx part, right? So they have started a subscription-based $5 per month for the most common like 60-odd generic medicines. I know it was launched only yesterday across the entire United States. But Erez and team, any early thoughts on how the supply chain could potentially change given that if they start making meaningful progress. Is the uninsured or the out-of-pocket population? Is it significant, you think? Because it seem — it doesn't seem to include Medicaid and Medicare. So just want your initial thoughts just on the industry development?

Erez Israeli:	So initial thought, it’s definitely a channel that was not there before. And there will be — and it will be impactful, I believe. And over time, whatever is not covered, I believe, will be covered. So it's a process that's likely to have. It will make the retail more competitive, and it will be - there will be both opportunities as well as the risks that would come for the industry. And so we also saw this kind of stuff which is happening in other countries. But let's say, as initial thought, it's primarily, I see it as another channel that we can use.

Shyam Srinivasan:	So I now know that — we now know that at least Amazon doesn't directly deal with manufacturers. They probably go through the existing supply chain. But we foresee or have you seen examples globally where somebody like that directly deals with manufacturers? Or you think those kind of business models can't evolve?

Erez Israeli:	I believe that there will be also direct interactions with the manufacturer of these.

Dr. Reddys Laboratories Limited

January 25, 2023

Shyam Srinivasan:	And my second question just on some of the commentary around the SG&A. In your press release, you've talked about one-off expenses in the SG&A, both, I think, sequentially and Y-o-Y. So what are these? And is it — if you could quantify or qualify, please?

Erez Israeli:	The SG&A is used for either supporting our brands or supporting our capabilities, especially in as related to technology, digital, etcetera, as well as the ability to launch new products. The SG&A will grow as related to both Horizon 1 and Horizon 2, but there will be more growth that will come from the sales that will support it. So I see that's what I kind of said that it's all about the margins. And that's why I reiterate that we are still committed to the same margins that we committed in the past.

Shyam Srinivasan:	Erez I'm just referring to just the one-off expenses, just the one-off expenses is what I'm wondering what it is?

Parag Agarwal:	Yes. Approximately, it would be less than 100 basis points of sales, approximately.

Shyam Srinivasan:	And what it is, Parag, what is it for?

Parag Agarwal:	I don't think we can disclose the nature of this. This is something in the normal course of the business, but it's not likely to recur.

Moderator:	The next question is from the line of Saion Mukherjee from Nomura.

Saion Mukherjee:	Just one clarification, Erez, on the commentary on the US business when you talked about single-digit growth. What I understand is you have been talking about this even without Revlimid before. So let's say, before Revlimid kicked in, you were doing, let's say, $250 million a quarter or $1 billion a year. So is that the base we should take for next three, four years to see single-digit growth and there would be volatility around that due to Revlimid? Is that what you meant? Or you are saying that on this larger base that you have, you can grow single-digit in the US?

Erez Israeli:	I believe that we can grow even on the current base overall.

Saion Mukherjee:	And just a follow-up, you are talking about 30-odd products launches. How many of them you think would be complex? And is there any improved visibility over the past year or so based on your FDA interaction that you have more clarity on these launches next year. And basically, if you can give some colour on the quality of launches versus this year? Is it going to improve, remain the same. If you can give some colour on that?

Erez Israeli:	If I'm not taking into account lenalidomide, the quality of the launches will be better. Some of them will be bigger, some of them smaller. In terms of pipeline of complex products or products that can be very big, this pipeline is growing up as we speak. And we are working very hard on it. I believe that we'll have a very, very interesting pipeline in the next three years of complex. I don't know exactly what will be the launch date of each one of them, but it's a very interesting portfolio.

Moderator:	Thank you. I now hand the conference over to Ms. Richa Periwal for closing comments.

Dr. Reddys Laboratories Limited

January 25, 2023

Richa Periwal:	Thank you, everyone for joining us today. If you have any follow-up questions, please reach out to the Investor Relations team. Thank you.

Moderator:	Thank you very much. On behalf of Dr. Reddy's Laboratories Limited, that concludes this conference. Thank you for joining us. You may now disconnect your lines. Thank you.

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